TAOP Reports 34.8% YoY Revenue Increase for the Nine Months Ended September 30, 2018

SHENZHEN, China, November 21, 2018 - Taoping Inc. (NASDAQ: TAOP), a leading provider of internet-based advertisement distribution and display terminal sharing systems and online retail platform, today announced its unaudited financial results for the nine months ended September 30, 2018.

Financial Highlights for the Nine Months Ended September 30, 2018

●	Revenue was $16.5 million, an increase of 34.8%, compared to $12.2 million for the same period last year.

●	Net income attributable to the Company was $1.9 million, compared to $1.1 million for the same period last year. Earnings per share (diluted) was $0.04 per share, compared to $0.03 per share for the same period of 2017.

●	Gross profit as a percentage of revenue was 46.1% for the nine months of 2018, increased from 45.4% for the same period last year.

●	Excluding non-cash items, adjusted net income was $5.6 million, compared to $3.9 million for the same period last year. Adjusted earnings per share (diluted) was $0.13 per share, compared to $0.10 per share for the same period of 2017.

●	In the nine months ended September 30, 2018, revenue generated from related parties was $8.5 million, representing 51.6% of total revenue.

Operational Highlights for Recent 2018

●	Taoping Alliance, a nationwide new-media sharing network jointly founded by the Company and Shenzhen Taoping New-Media Limited, has penetrated into the county-level market nationwide. Since its establishment in May 2017, members of Taoping Alliance have increased to 70, with the coverage of twenty-six provinces out of thirty-four provincial level administrative units in China.

●	In September 2018, the Company officially launched “Taoping Promotion”, a WeChat applet as part of Taoping E-store. Taoping E-store enables interaction between advertiser and consumers, and helps convert Taoping terminal audience into online consumers.

●	Taoping Chain, a “Smart IoT Terminal - Taoping Net/ App - Taoping E-store” media ecosystem, has been fully developed, functional, and on-line.

●	Taoping App enables advertisers (individuals or business owners) to distribute real-time ads whenever and wherever they want on the designated cloud-based ad display terminals. Taoping E-store enables consumers to view the ads on their mobile devices and receive promotional coupons or messages from the E-store, where they just visited on-line. The Taoping Chain ecosystem enables direct interactions among consumers and advertisers effectively and efficiently drives on-line traffic to real consumptions.

●	On November 13, 2018, the Company announced that it has entered into a strategic cooperation agreement with Canada-based Capital Green Tech & Trade Corp. (CG) to formally enter the overseas market. According to the agreement, as the local partner of TAOP, CG will operate TAOP sharing new media in Toronto, Canada.

“After about two years of business transformation and development, our “Smart IoT Terminal - Taoping Net/App - Taoping E-store” lifestyle media ecosystem has been fully developed and is currently used by advertisers in 26 provinces over the country. We are glad to see a growing number of small business owners and famous brands start to distribute ads on our Cloud-based ads display terminals,” said Mr. Jianghuai Lin, CEO and Chairman of TAOP.

Mr. Lin continued, “During the nine months of 2018, our revenue increased 34.8% to $16.5 million from $12.2 million and gross profit increased 36.9% to $7.6 million from $5.5 million, compared to the same period last year. Additionally, the Company had a working capital of $2.0 million as of September 30, 2018, a significant improvement from a working capital deficiency of $1.5 million at the end of 2017.”

“This achievement is a result of our successful implementation of nationwide marketing strategy throughout China. Due to the unfavorable macro environment caused by the US- China trade conflict, our business experience a slowdown in Q3. As a result, we update our projected revenue for fiscal year 2018 to be approximately $22 million and adjusted net income to be approximately $6.8 million. According to our development plan, we expect that by the end of 2020, the number of cities that Taoping Alliance covers will reach 300 with 300,000 terminals nationwide, the number of business users of Taoping App and Taoping E-store will reach 100,000, the number of retail users of Taoping e-Store will reach 20 million and Cloud-based IoT network coverage will reach 200 million population.” said Mr. Lin.

Revenue

Revenue was $16.5 million for the nine months of 2018, compared to $12.2 million for the same period last year, an increase of $4.3 million or 34.8%.

Revenue increase in the nine months of 2018 was primarily attributable to the significant increase of sales of the Company’s cloud-based advertising display terminals and software, as a result of successful implementation of our nationwide marketing strategy throughout China.

Beginning January 1, 2018, the Company adopted ASU 2014-09, Topic 606, “Revenue from Contracts with Customers” and its related amendments (collectively referred to as “FASB ASC 606”) for its new revenue recognition accounting policy. The Company has applied the required five-step analysis on contracts with our customers in accordance with the accounting pronouncement.

After the application of the five-step analysis and other revenue recognition guidance required by ASU 2014-9 and other related accounting pronouncements to contracts with our customers, the Company determined that its adoption of the new revenue recognition accounting policies has no material impact on the Company’s consolidated financial statements and resulted in no cumulative adjustment from prior periods.

Gross Profit

Gross profit was $7.6 million for the nine months of 2018, an increase of $2.0 million or 36.9%, compared to $5.5 million for the nine months of 2017. Gross profit as a percentage of revenue was 46.1% for the nine months of 2018, increased from 45.4% for the same period of last year.

Administrative, R&D and Selling Expenses

Administrative expenses increased by $0.8 million to $3.0 million for the nine months of 2018, compared to $2.2 million for the same period of 2017. Such increase was mainly due to the re-measurement of intercompany payables and receivables denominated in a currency other than its functional currency. As a percentage of revenue, administrative expenses increased to 17.9% for the nine months of 2018, from 17.6% for the same period of 2017.

Research and development expenses increased by approximately $0.8 million to $3.7 million for the nine months of 2018, compared to $2.9 million for the nine months of 2017. Such increase was primarily due to the increase of compensation for addition of R&D staff and depreciation of software that was newly acquired in 2017 and 2018 and used for the digital ads distribution and new media resource sharing platform servicing our customers to more efficiently and cost effectively promote their brand names and businesses. As a percentage of revenue, research and development expenses decreased to 22.3% for the nine months of 2018, from 23.8% for the same period of last year.

Selling expenses decreased by $0.4 million, or 60.3%, to $0.3 million for the nine months of 2018, compared to $0.7 million for the nine months of 2017. This decrease was due to the reduction in sales force of the traditional IT segment and marketing expenses.

Net income attributable to Company

For the nine months of 2018, net income attributable to the Company was $1.9 million, compared to $1.1 million for the same period of last year. As the new successful business model continues to grow, the Company believes that the net income will improve further.

Cash and Financial Position

As of September 30, 2018, the Company had cash and cash equivalents of $2.0 million, compared to $3.3 million as of December 31, 2017. The Company had a working capital of $2.0 million as of September 30, 2018, which was a significant improvement over a working capital deficiency of $1.5 million as of December 31, 2017.

For the nine months of 2018, net cash provided by operating activities was $2.4 million, compared to $0.9 million for the same period of last year.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures for earnings that exclude non-cash charges. The Company believes that these non-GAAP financial measures are useful to investors and exclude non-cash charges that management excludes when it internally evaluates the performance of the Company’s business and makes operating decisions, including internal budgeting, and performance measurement, as these measures provide a consistent method of comparison to historical periods. Moreover, management believes these non-GAAP measures reflect the essential operating activities of the Company. Accordingly, management excludes the expense arising from certain non-cash charges when making operational decisions. The Company also believes that providing the non-GAAP measures that management uses to its investors is useful to investors for a number of reasons. The non-GAAP measures provide a consistent basis for investors to understand the Company’s financial performance in comparison to historical periods. In addition, it allows investors to evaluate the Company’s performance using the same methodology and information as that used by the Company’s management. Non-GAAP measures are subject to inherent limitations because they do not include all of the expenses included under GAAP and because they involve the exercise of judgment of which charges are excluded from the non-GAAP financial measures. However, the Company’s management compensates for these limitations by providing the relevant disclosure of the items excluded.

The following table presents the non-GAAP financial measures contained in this press release and the most directly comparable GAAP measures and provides a reconciliation of the non-GAAP measures to the most directly comparable GAAP measures.

Nine Months Ended September 30, 2018 and 2017 Reconciliation of Net Income Attributable to the
Company and EPS to Exclude Non-cash Expenses

	Nine Months Ended	Nine Months Ended
	September 30 2018	September 30, 2017
Net income attributable to the Company	$1,862,618	$1,112,819
(Reversal of) provisions for losses on accounts receivable and other current assets	342,813	213,949
Provision for obsolete inventories	31,838	81,047
Depreciation	2,251,513	1,438,420
Amortization of intangible assets	631,402	612,799
Stock-based compensation	437,271	404,899
Stock-based payment for consulting fee	27,977	-
Change in fair value of warrant liability	-	(3,720)
Adjusted net income attributable to the Company	$5,585,432	$3,860,213

Weighted average number of shares outstanding
Basic	40,713,657	40,231,159
Diluted	41,564,424	40,231,159

Earnings per share
Basic	$0.05	$0.03
Diluted	$0.04	$0.03

Adjusted earnings per share
Basic	$0.14	$0.10
Diluted	$0.13	$0.10

About Taoping Inc.

Taoping Inc. (formerly known as China Information Technology, Inc.) (Nasdaq: TAOP), is a leading cloud-based ads display terminal and service provider of digital advertising distribution network and new media resource sharing platform in the Out-of-Home advertising market in China. The Company provides the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on the ads display terminals. Connecting cloud-based ads display terminal owners, advertisers, and consumers, the Company builds up a resource sharing “Smart IoT Terminal - Taoping Net/ App - Taoping E-store” media ecosystem to ultimately achieve the mission “Our technology makes advertising and branding affordable and effective for everyone.” To learn more, please visit http://www.taop.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc. and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.
Iris Yan
Tel: +86-755-8370-4767
Email: IR@taoping.cn
http://www.taop.com

or

Dragon Gate Investment Partners LLC
Tel: +1 (646)-801-2803
Email: taop@dgipl.com

TAOPING INC.

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

	September 30, 2018	December 31, 2017
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$2,041,692	$3,260,808
Accounts receivable, net	7,405,424	5,267,752
Accounts receivable-related parties	8,136,098	4,872,743
Advances to suppliers, net	1,535,896	1,630,980
Amounts due from related parties	169,051	-
Inventories, net	501,970	631,610
Loan receivable	2,183,370	-
Other current assets	2,314,940	5,854,792
TOTAL CURRENT ASSETS	24,288,441	21,518,685

Property, plant and equipment, net	10,692,860	11,830,698
Intangible assets, net	167,858	808,707
Long-term investments	43,667	46,094
Other non-current assets	3,151,179	3,326,319
TOTAL ASSETS	$38,344,005	$37,530,503

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$7,117,786	$7,817,610
Accounts payable	9,569,340	6,844,440
Advances from customers	336,617	281,772
Advances from customers-related parties	184,015	1,008,426
Amounts due to related parties	-	1,183,090
Accrued payroll and benefits	316,900	290,841
Other payables and accrued expenses	4,466,434	4,038,417
Income tax payable	291,329	1,548,415
TOTAL LIABILITIES	22,282,421	23,013,011

EQUITY
Ordinary shares, no par; authorized 100,000,000 shares; shares issued and outstanding, September 30, 2018:40,760,163 shares; December 31, 2017: 40,231,159 shares;	124,646,996	123,950,544
Additional paid-in capital	15,625,830	15,814,328
Reserve	13,812,095	13,812,095
Accumulated deficit	(170,532,628)	(172,395,246)
Accumulated other comprehensive income	23,177,137	24,201,766
Total equity of the Company	6,729,430	5,383,487
Non-controlling interest	9,332,154	9,134,005
Total Equity	16,061,584	14,517,492

TOTAL LIABILITIES AND EQUITY	$38,344,005	$37,530,503

TAOPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

	Nine Months Ended	Nine Months Ended
	September 30, 2018	September 30, 2017
	(Unaudited)	(Unaudited)
Revenue – Products	$4,589,000	$3,363,851
Revenue – Products-related parties	8,401,608	5,678,637
Revenue – Software	2,148,394	2,544,550
Revenue – Software- related parties	46,086	-
Revenue – System integration	12	40,631
Revenue – Others	1,238,137	583,008
Revenue – Others-related parties	62,787	19,568
TOTAL REVENUE	16,486,024	12,230,245

Cost – Products	7,930,171	6,444,188
Cost – Software	634,638	176,851
Cost – System integration	231,116	54,245
Cost – Others	94,898	7,248
TOTAL COST	8,890,823	6,682,532

GROSS PROFIT	7,595,201	5,547,713

Administrative expenses	2,957,699	2,151,100
Research and development expenses	3,669,023	2,913,372
Selling expenses	281,185	708,721
INCOME (LOSS) FROM OPERATIONS	687,294	(225,480)

Subsidy income	415,088	313,369
Other income (loss), net	76,924	369,390
Interest income	1,463	7,110
Interest expense	(383,745)	(344,333)
Change in fair value of warrant liability	-	3,720

Income before income taxes	797,024	123,776

Income tax benefit	1,240,054	1,035,926

NET INCOME	2,037,078	1,159,702
Less: Net income attributable to the non- controlling interest	(174,460)	(46,883)
NET INCOME
ATTRIBUTABLE TO THE COMPANY	$1,862,618	$1,112,819

Earnings per share
Basic	$0.05	$0.03
Diluted	$0.05	$0.03

EARNINGS PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	$0.05	$0.03
Diluted	$0.04	$0.03

TAOPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

	Nine Months Ended	Nine Months Ended
	September 30, 2018	September 30, 2017
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net income	$2,037,078	$1,159,702
Adjustments to reconcile net income to net cash used in operating activities:
Provision for losses on accounts receivable and other current assets	342,813	213,949
Provision for obsolete inventories	31,838	81,047
Depreciation	2,251,513	1,438,420
Amortization of intangible assets	631,402	612,799
Loss (Gain) on sale of property and equipment	4,307	(7,788)
Loss on disposal of inventories	68,176	105,041
Stock-based payment for consulting services	27,977	7,181
Stock-based compensation	437,271	404,899
Change in fair value of warrants liability	-	(3,720)
Changes in operating assets and liabilities:
Accounts receivable	(2,931,523)	(1,764,312)
Accounts receivable from related parties	(3,714,865)	(2,880,123)
Inventories	(78,441)	(297,707)
Other receivables and prepaid expenses	3,112,571	3,625,403
Advances to suppliers	66,151	(321,327)
Other payables and accrued expenses	824,893	(837,500)
Advances from customers	73,541	(1,495,655)
Advances from customers-related parties	(814,033)	1,036,261
Amounts due to related parties	(1,361,285)	-
Accounts payable	2,626,313	824,959
Income tax payable	(1,240,664)	(1,038,961)
Net cash provided by operating activities	2,395,033	862,568

INVESTING ACTIVITIES
Proceeds from sale of property and equipment	585	7,788
Loan receivable	(2,304,293)	-
Purchases of property and equipment	(1,067,721)	(1,461,453)
Net cash used in investing activities	(3,371,429)	(1,453,665)

FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares in connection with cash exercise of stock options	45,521	-
Borrowings under short-term loans	2,304,293	2,938,860
Repayment of short-term loans	(2,608,460)	(3,552,788)
Net cash used in financing activities	(258,646)	(613,928)

Effect of exchange rate changes on cash and cash equivalents	15,926	(765,201)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,219,116)	(1,970,226)
CASH AND CASH EQUIVALENTS, BEGINNING	3,260,808	3,752,375
CASH AND CASH EQUIVALENTS, ENDING	$2,041,692	$1,782,149

Supplemental disclosure of cash flow information:
Cash paid during the year

Income taxes	$609	$3,034
Interest	$383,745	$344,333

Supplemental disclosure of significant non-cash transactions:

●	$629,824 in purchase of software by increase in accounts payable for the nine months of 2018.

●	Issuance of 479,004 ordinary shares in an amount of $626,184 during the nine months of 2018, as a result of the cashless exercise of share options granted to the Company’s employees under its 2016 Equity Incentive Plan.

Reclassification:

Certain prior period amounts have been reclassified to be comparable to the current period presentation. This reclassification has no effect on previously reported net assets or net income.